July 27, 2006

BY HAND DELIVERY

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re:	Innospec Inc. (formerly Octel Corp.)
Form 10-K for the Fiscal Year Ended December 31, 2004, Filed March 31, 2005; Form 10-Q for the Quarter Ended June 30, 2005, Filed August 5, 2005; Response Letter Dated December 14, 2005; Supplemental Response Letter Dated March 27, 2006; File No. 001-13879

Dear Ms. Blye:

Reference is made to your letter to Octel Corp., which was renamed Innospec Inc. on January 30, 2006 (“Innospec” or the “Company”), dated February 6, 2005, which perhaps should have been dated February 6, 2006 (the “February 2006 Comment Letter”). The February 2006 Comment Letter, which appears to have been sent by facsimile and U.S. mail, was not received by Innospec until Friday, March 24, 2006, when Innospec received a facsimile copy of the letter. Shortly after receipt of that facsimile copy, Andrew Hartley, the Company’s General Counsel, called Mr. James Lopez to inform him that the Company never received the original by mail or the earlier facsimile copy of the February 2006 Comment Letter, and that it had nearly finalized and would be submitting a supplemental response to the Staff’s November 22, 2005 comment letter (the “Initial Comment Letter”). The Company submitted to the Staff a letter dated March 27, 2006 (the “Supplemental Response Letter”) in which it updated certain of its responses originally submitted to the Staff in the Company’s letter dated December 14, 2005 (the “Response Letter”).

Responding to the Staff’s additional comments contained in the February 2006 Comment Letter would have delayed the Company’s submission of the Supplemental Response Letter because of the additional inquiries that the Company would have needed to perform to respond to the February 2006 Comment Letter. Therefore, the Company decided to finalize and submit to the Staff the Supplemental Response Letter, and to respond to the February 2006 Comment Letter in this separate letter. The Company hereby submits this letter (the “Second Response Letter”) to provide its responses to the Staff’s comments contained in the February 2006 Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Response Letter and the Supplemental Response Letter.

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2006

For your convenience, I have included each new comment as set out in the February 2006 Comment Letter below, along with our responses thereto.

New Comment 1

We note your response to prior comment one. In future filings, please clarify that the Bycosin AB subsidiaries engaged in Cuban-related business and transactions from before the time you acquired them, in 2001, through the time you disposed of them in 2004.

The Company believes that the relevant disclosure contained in previous filings, including the Company’s Report on Form 10-K for the Fiscal Year Ended December 31, 2005, indicates that the Bycosin AB subsidiaries had engaged in Cuban-related business and transactions since prior to the acquisition of the Bycosin Group, in 2001, through the time that those subsidiaries and other related assets were disposed of, in 2004. However, to the extent that the Company refers in future filings to the sale of the Bycosin AB non-U.S. subsidiaries and to the transactions and activities involving Cuban persons and entities previously conducted by such subsidiaries, the Company intends to include language to the effect that: “Bycosin’s non-U.S. subsidiaries had been engaged in transactions and activities involving Cuban persons and entities before the acquisition of the Bycosin Group by the Company in June 2001, and such subsidiaries were continuing to engage in such transactions and activities at the time of the disposal of the non-core fuel specialties business and related assets in November 2004”.

Comment 2

We note your responses to prior comments four and five. Your response addressed contacts with Cuban persons or entities during the periods covered by your Form 10-Q for the quarter ended June 30, 2005 and your Form 10-K for the fiscal year ended December 31, 2004; the previously described transactions by Bycosin subsidiaries; and Associated Octel’s TEL transactions. Please advise us whether you or your subsidiaries have engaged in, are currently engaged in, or anticipate engaging in, any other transactions or contacts with Cuban persons or entities.

To the best of the Company’s knowledge after its inquiries and analysis, neither the Company nor any of its subsidiaries is currently engaging in, or since June 30, 2005, has

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2006

engaged in any transactions or activities with Cuban persons or entities. The Company does not anticipate that it or any of its subsidiaries will engage in any future transactions or activities involving Cuban persons or entities.

New Comment 3

To the extent material developments occur with respect to your internal investigations and dialogue with OFAC, please supplement your letter response, and include the same information in the more complete responses to prior comments four and five that you will file following completion of your internal inquiries and analyses.

The Company has provided the requested information to the Staff in its responses to prior Comments Four and Five contained in the Supplemental Response Letter dated March 27, 2006. While the Company believes that OFAC is reviewing the Company’s submission, as of the date of this letter, the Company has not had any substantive discussions with OFAC regarding the Voluntary Disclosure.

New Comment 4

We note the statement in response to prior comment six that you believe that the former arrangements and contacts involving Cuba do not present a material risk to current investors. Please confirm that you will provide a complete response to prior comment six concurrent with your more complete responses to prior comments four and five. We expect that, at that time, you will have accumulated through internal investigations the necessary facts to address the materiality of your Cuban operations, including the approximate dollar amount of assets and revenues associated with Cuba.

In preparing your final response to prior comment six, please consider (1) costs associated with any compliance program you have in place to assist you with compliance with the CACR, and (2) the fact that your Cuban operations may result in material fines or civil or criminal penalties. In addition, please address qualitative materiality, identifying in your analysis the qualitative factors you considered in reaching your conclusion. For example, we refer you to the state legislation identified in prior comment six. Also, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies operating in Cuba.

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2006

The Company has provided the requested information to the Staff in its responses to prior Comments Four and Five contained in the Supplemental Response Letter dated March 27, 2006.

The Company’s management has considered a number of qualitative and quantitative factors, including those specified in the February 2006 Comment Letter and in the Initial Comment Letter. Management continues to believe that its non-U.S. subsidiaries’ former arrangements and contacts involving Cuban persons and entities do not present a material investment risk to current investors. At this time, management does not believe that such former arrangements and contacts involving Cuba have had a material effect on Innospec or the price of its shares. However, management’s conclusion regarding whether such former arrangements and contacts present a material risk to current investors is subject to certain factors relating to the Voluntary Disclosure, the resolution of which management cannot predict at this time. These factors are described in the next paragraph. As developments occur with respect to the Voluntary Disclosure, management will reassess its conclusions, and where appropriate, update its disclosure to investors in its subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Although management does not believe at this time that the former arrangements and contacts involving Cuban persons and entities of its non-US subsidiaries present a material investment risk to current investors, the Company has since its disposal of Bycosin in November 2004, disclosed in its SEC filings its Voluntary Disclosure to OFAC and such former arrangements and contracts involving Cuban persons and entities. When, in the opinion of the Company’s management, material developments have occurred in connection with the Voluntary Disclosure, the Company has provided additional disclosure to investors in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. While the Company is not aware of the precise procedural status of its Voluntary Disclosure to OFAC, the Company believes that its Voluntary Disclosure is under review by OFAC. As of the date of this letter, Innospec has not had any substantive discussions with OFAC regarding its Voluntary Disclosure and therefore is not able to predict the nature or amount of penalties to which it might be subject, or how such penalties might be calculated. However, management

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2006

believes that if the Company or its subsidiaries (present or former) were found to have not complied with the CACR for past activities, the Company could be subject to fines or other civil or criminal penalties which could be material.

The Company does not anticipate that it or any of its subsidiaries will engage in any future transactions or activities involving Cuban persons or entities.

To address the concerns of the Staff regarding investor sentiment, in future filings, to the extent that the Company refers to the sale of the Bycosin AB non-U.S. subsidiaries and to the transactions and activities involving Cuban persons and entities previously conducted by such subsidiaries, the Company intends to include language to the effect that: “Management believes that if the Company or its subsidiaries were found to have not complied with the CACR for past activities, the Company could be subject to fines or other civil or criminal penalties which could be material, and the Company’s reputation could be damaged. In addition, actual or potential investors that object to the Company’s former arrangements and contacts involving Cuba may adversely affect the price of the Company’s shares by disposing of or deciding not to purchase the Company’s shares.”

New Comment 5

If the materials submitted to OFAC include a summary of the submissions or facts gathered by your internal investigations, please provide a copy to us.

A summary of the transactions and activities with Cuban persons or entities conducted by non-U.S. subsidiaries of the Company was provided in the Company’s response to prior Comments Four and Five contained in the Supplemental Response Letter dated March 27, 2006.

I want to express again Innospec’s commitment to cooperating with the Staff regarding these matters.

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

July 27, 2006

Should you have any questions relating to any of the foregoing, please feel free to contact David Patrick Eich of Kirkland & Ellis International LLP at +44 20 7469 2222 or the undersigned at +44 151 348 5828.

Sincerely,

/s/ Paul W. Jennings

Paul W. Jennings

cc:	Pamela Long
Assistant Director
Division of Corporation Finance

Andrew Hartley
Vice President and
General Counsel, Innospec Inc.